UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                 to

Commission file number 1-6089

H&R Block Retirement Savings Plan

(Full title of the Plan)

Employer ID No: 43-1632589

Plan Number: 002

H&R Block, Inc.

One H&R Block Way

Kansas City, Missouri 64105

(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

H&R BLOCK RETIREMENT SAVINGS PLAN

Page
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS:

Statements of Net Assets Available for Benefits as of December 31, 2011 and 2010	2

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2011	3

Notes to Financial Statements as of December 31, 2011 and 2010, and for the Year Ended December 31, 2011	4 - 12

SUPPLEMENTAL SCHEDULE—*

Form 5500, Schedule H, Part IV, Line 4i—Schedule of Assets (Held at End of Year) as of December 31, 2011	13-14

SIGNATURE	15

EXHIBIT
Consent of Independent Registered Public Accounting Firm	16

*	All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Employee Benefits Committee of

the H&R Block Retirement Savings Plan

Kansas City, Missouri

We have audited the accompanying statements of net assets available for benefits of the H&R Block Retirement Savings Plan (the “Plan”) as of December 31, 2011 and 2010, and the related statement of changes in net assets available for benefits for the year ended December 31, 2011. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2011 and 2010, and the changes in net assets available for benefits for the year ended December 31, 2011 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the table of contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. This schedule has been subjected to the auditing procedures applied in our audit of the basic 2011 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP

Kansas City, Missouri

June 27, 2012

H&R BLOCK RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2011 AND 2010

	2011	2010
ASSETS:
Investments, at fair value:
Mutual funds	$392,881,948	$418,955,278
H&R Block, Inc. common stock fund	9,866,917	7,019,490
Common collective trust	47,067,420	44,696,731
Self-directed brokerage accounts	5,854,244	7,081,143

Total investments, at fair value	455,670,529	477,752,642

Receivables:
Employer contributions	3,572,037	2,988,032
Participant contributions	552,091	203,825
Notes receivable from participants	5,336,042	4,832,226

Total receivables	9,460,170	8,024,083

NET ASSETS REFLECTING ALL INVESTMENTS AT FAIR VALUE	$465,130,699	$485,776,725

ADJUSTMENTS FROM FAIR VALUE TO CONTRACT VALUE FOR FULLY BENEFIT- RESPONSIVE STABLE VALUE FUND (NOTE 2)	218,107	727,638

NET ASSETS AVAILABLE FOR BENEFITS	$465,348,806	$486,504,363

See notes to financial statements.

H&R BLOCK RETIREMENT SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2011

ADDITIONS:
Investment income (loss):
Dividends	$14,741,456
Net depreciation in fair value of investments	(16,695,874)

Net investment loss	(1,954,418)

Interest income on notes receivable from participants	251,616

Contributions:
Employer	12,394,408
Participant	27,971,542
Rollover	843,210

Total contributions	41,209,160

Total additions	39,506,358

DEDUCTIONS:
Benefits paid to participants	60,228,087
Administrative expenses	433,828

Total deductions	60,661,915

Decrease in net assets	(21,155,557)

Net assets available for benefits:
Beginning of year	486,504,363

End of year	$465,348,806

See notes to financial statements.

H&R BLOCK RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2011 AND 2010, AND FOR THE YEAR ENDED DECEMBER 31, 2011

1.	DESCRIPTION OF THE PLAN

The following description of the H&R Block Retirement Savings Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

General

The Plan is a defined contribution plan sponsored by H&R Block Management, LLC, which is a wholly owned subsidiary of H&R Block, Inc. (the “Company” or “Plan Sponsor”) for its employees and the employees of certain of its affiliates. The Plan became effective on January 1, 1985 and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

The Plan provides for selection of an administrative committee, a plan administrator and a trustee by the members of H&R Block Management, LLC. The administrative committee is responsible for the general administration of the Plan and the interpretation of its provisions. The plan administrator is responsible for the reporting and disclosure requirements under ERISA. Fidelity Management Trust Company (“Fidelity”) is the Plan’s record keeper and trustee.

Eligibility

The timing of an employee’s eligibility for participation in the Plan depends on whether the employee is classified as a nonseasonal employee or seasonal employee. With respect to participant contributions and employer discretionary matching contributions: (a) nonseasonal employees are automatically enrolled in the Plan beginning the first day of the month following or coinciding with the date they complete 90 “Days of Service,” as such term is defined in the Plan, and (b) seasonal employees are automatically enrolled in the Plan beginning with the first participation date (January 1 or July 1) following or coinciding with the date they complete a “Year of Service,” as such term is defined in the Plan. With respect to employer discretionary profit sharing contributions, both nonseasonal and seasonal employees are eligible to participate beginning the first day of the Plan year that immediately precedes or is coincident with the date the employee completes a “Year of Service.”

Contributions

Participants may make pre-tax contributions up to seventy-five percent of their compensation, subject to Internal Revenue Code (“IRC”) limitations. Participants age 50 and over may make pre-tax contributions from zero to one-hundred percent of their compensation, subject to IRC limitations. The Company may make discretionary matching contributions of up to one hundred percent of a participant’s contributions, not to exceed five percent of the participant’s compensation. The Company may also elect to make discretionary profit sharing contributions, which would be allocated among participant accounts based on the participant’s eligible compensation. For the year ended December 31, 2011, the Company contributed $12,394,408 for the discretionary matching contribution. No discretionary profit sharing contributions were made during the year ended December 31, 2011.

H&R BLOCK RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2011 AND 2010, AND FOR THE YEAR ENDED DECEMBER 31, 2011

Vesting

Participant contributions, employer discretionary matching contributions, employer discretionary profit sharing contributions, and earnings thereon, are fully vested and nonforfeitable at all times.

Participant Accounts

Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contribution, Plan earnings, the employer’s discretionary matching contribution, if any, and allocations of employer discretionary profit sharing contributions, if any.Participant accounts are charged with withdrawals and an allocation of Plan losses and administrative expenses. Allocations are based on participant earnings or account balances, as defined by the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Investments

Participants direct the investment of their contributions, employer discretionary matching contributions and employer discretionary profit sharing contributions into various investment options offered by the Plan. The Plan currently offers twenty mutual funds, a Company common stock fund, a self-directed brokerage account, and a common collective trust fund as investment options for participants. Participants have purchased shares of mutual funds and money market funds through the self-directed brokerage account.

Notes Receivable From Participants

Participants may borrow from their fund accounts a minimum of $1,000 and are limited to the lesser of $50,000 less the highest outstanding loan balance in the previous 12 months or fifty percent of the participant’s vested account balance. The loans are secured by the balance in the participant’s account and bear interest equal to the prime lending rate established by the Federal Reserve on the first business day of the month in which the loan is requested plus 1%. Interest rates range from 4.0% to 10.5%. The loans are payable over one to five years except for loans for the purchase of a residence, which may be longer. Principal and interest is paid ratably through payroll deductions.

Payment of Benefits

Generally, distributions may not be made to a participant, or in the case of death, a participant’s beneficiary, until administratively feasible following the earliest of the participant’s death, disability, retirement or severance from employment. Distributions are in the form of a lump sum cash payment, unless the participant elects to defer payment.

H&R BLOCK RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2011 AND 2010, AND FOR THE YEAR ENDED DECEMBER 31, 2011

Forfeited Accounts

At December 31, 2011 and 2010, forfeited accounts totaled $5,480 and $4,602 respectively. These accounts are to be used first to reduce administrative expenses of the Plan, then to reduce employer discretionary matching contributions and then to reduce employer discretionary profit sharing contributions. During the year ended December 31, 2011, forfeited nonvested accounts of $9,727 were used to pay Plan expenses.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan invests in various investment instruments, including a Company common stock fund, mutual funds, a self-directed brokerage account and a common collective trust fund. Investment securities, in general, are exposed to various risks such as interest rate risk, credit risk, and overall market volatility. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Shares of mutual funds, including those in self-directed brokerage accounts, are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. Fair value of the H&R Block, Inc. common stock fund is determined by the trustee based on the fair market value of the underlying investments within the fund. The common collective trust fund is stated at fair value as determined by the issuer of the common collective trust fund based on the fair market value of the underlying investments. The SEI Stable Asset Fund (the “Trust”) is a common collective trust fund that is considered to be a stable value fund with underlying investments in benefit-responsive investment contracts and is valued at the fair value of the underlying investments and then adjusted by the issuer to contract value. Fair value of the stable value fund is the net asset value of its underlying investments and contract value is principal plus accrued interest.

H&R BLOCK RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2011 AND 2010, AND FOR THE YEAR ENDED DECEMBER 31, 2011

The H&R Block, Inc. common stock fund, which is made up of Company common stock and a money market fund, and the Trust are maintained on a unit value basis. Participants do not have beneficial ownership in the specific underlying securities or other assets in the funds, but do have an interest therein represented by units valued daily. The funds earn dividends and interest which are automatically reinvested in additional units. Generally, contributions to and withdrawal payments from each fund are converted to units by dividing the amounts of such transactions by the unit values as last determined, and the participants’ accounts are charged or credited with the number of units properly attributable to each participant.

The Trust is a stable value fund formed to provide for the collective investment of assets of participating tax qualified pension and profit sharing plans and related trusts and governmental plans (or the assets of a governmental unit used to satisfy its obligations under a governmental plan) in guaranteed investment contracts and readily marketable assets in accordance with the investing criteria established by the Declaration of Trust. The Trust primarily invests in a variety of investment contracts such as guaranteed investment contracts (“GICs”) issued by insurance companies and other financial institutions and other investment products (separate account contracts, synthetic GICs and collective investment trusts) with similar characteristics. There are no restrictions on redemptions from the Trust and there were no unfunded commitments to the Trust as of December 31, 2011.

Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. Contract value represents contributions made to the fund, plus earnings, less participant withdrawals. The Trust imposes certain restrictions on the Plan, and the Trust itself may be subject to circumstances that affect its ability to transact at contract value. Certain events may limit the ability of the Plan to transact at contract value with the Trust. Such events may include amendments to the Plan documents (including complete or partial Plan termination or merger with another plan), bankruptcy of the Plan sponsor or other Plan sponsor events that would cause a significant withdrawal from the Plan, the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The Plan administrator believes that any events that would limit the Plan’s ability to transact at contract value with participants are not probable.

The statements of net assets available for benefits present the stable value fund at fair value, as well as an additional line item showing an adjustment of the fully benefit-responsive stable value fund from fair value to contract value. The statement of changes in net assets available for benefit is presented on a contract value basis.

Purchases and sales of investments are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividend income is recorded on the ex-dividend date.

Management fees and operating expenses charged to the Plan for investments in mutual funds, the common collective trust fund, the self-directed brokerage account and the Company common stock fund are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

H&R BLOCK RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2011 AND 2010, AND FOR THE YEAR ENDED DECEMBER 31, 2011

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are recorded as distributions based on the terms of the Plan document.

Administrative Expenses

All administrative expenses incurred by the Plan are paid by the Plan, except to the extent paid by the Company. To the extent forfeitures are not used to pay administrative expenses of the Plan, such expenses are covered using participant account balances.

Payment of Benefits

Benefit payments to participants are recorded upon distribution. Amounts allocated to accounts of persons who have elected to withdraw from the Plan but have not yet been paid were $116,117 and $90,525 at December 31, 2011 and 2010, respectively.

New Accounting Standards

In May 2011, the FASB issued ASU No. 2011-04, Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs. Under the amendments in this guidance, an entity will be required to provide additional disclosures about the valuation processes and sensitivities of Level 3 assets and the categorization by level of the fair value hierarchy for items that are not measured at fair value in the statement of financial position, but for which the fair value is required to be disclosed. These amendments are effective for interim and annual periods beginning after December 15, 2011. The Plan will adopt the new guidance beginning January 1, 2012. We believe this guidance will not have a material effect on our financial statements.

3.	FAIR VALUE MEASUREMENTS

The fair values of investments are classified based on the lowest level of any input that is significant to the fair value measurement. The Plan used the following methods to determine fair value:

Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Plan has the ability to access on the report date.

Level 2 – Inputs (financial matrices, models, valuation techniques), other than quoted market prices included in Level 1, that are observable for the asset or liability, either directly or indirectly. If the asset or liability has a specified (contractual) term, a Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 – Inputs (such as professional appraisals, quoted prices from inactive markets that require adjustment based on significant assumptions or data that is not current, data from independent sources) that are unobservable for the asset or liability.

H&R BLOCK RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2011 AND 2010, AND FOR THE YEAR ENDED DECEMBER 31, 2011

The methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table provides the amounts and their corresponding level of hierarchy for our investments that are measured at fair value:

At December 31, 2011	Total	Level 1	Level 2	Level 3
ASSETS:
Mutual Funds:
Small Cap	$15,740,423	$15,740,423	—	—
Mid Cap	23,457,332	23,457,332	—	—
Large Cap	117,711,278	117,711,278	—	—
International	27,140,195	27,140,195	—	—
Retirement Income	79,609,252	79,609,252	—	—
Balanced Moderate Allocation	90,182,139	90,182,139	—	—
Income	39,041,329	39,041,329	—	—

Total Mutual Funds	392,881,948	392,881,948

H&R Block, Inc. common stock fund	9,866,917	—	9,866,917	—
Self-directed brokerage accounts	5,854,244	—	5,854,244	—
Common collective trust	47,067,420	—	47,067,420	—

Total	$455,670,529	$392,881,948	$62,788,581	$—

H&R BLOCK RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2011 AND 2010, AND FOR THE YEAR ENDED DECEMBER 31, 2011

At December 31, 2010	Total	Level 1	Level 2	Level 3
ASSETS:
Mutual Funds:
Small Cap	$16,025,844	$16,025,844	—	—
Mid Cap	26,107,207	26,107,207	—	—
Large Cap	128,414,710	128,414,710	—	—
International	33,945,027	33,945,027	—	—
Retirement Income	81,969,856	81,969,856	—	—
Balanced Moderate Allocation	95,740,099	95,740,099	—	—
Income	36,752,535	36,752,535	—	—

Total Mutual Funds	418,955,278	418,955,278
H&R Block, Inc. common stock fund	7,019,490	—	7,019,490	—
Self-directed brokerage accounts	7,081,143	—	7,081,143	—
Common collective trust	44,696,731	—	44,696,731	—

Total	$477,752,642	$418,955,278	$58,797,364	$—

For the year ended December 31, 2011, there were no significant transfers in or out of levels 1, 2 or 3.

4.	INVESTMENTS

During the year ended December 31, 2011, the Plan’s investments (including gains and losses on investments bought, sold, and held during the year) appreciated (depreciated) in fair value as follows:

H&R Block, Inc. common stock fund	$2,605,857
Self-directed brokerage accounts	(490,552)
Mutual funds	(18,811,179)

Net depreciation in fair value of investments	$(16,695,874)

The Plan’s investments that represented five percent or more of the Plan’s net assets available for benefits as of December 31, 2011 and 2010 are as follows:

	2011	2010
American Funds EuroPacific Growth Fund R5	$27,140,195	$33,945,027
T. Rowe Price Equity Income Fund Advisor Class(2)	46,871,909	n/a
Dodge & Cox Stock Fund(1)	10	53,691,699
Vanguard Institutional Index Fund	50,184,135	51,059,303
Vanguard Wellington Fund(1)	34	95,740,099
Oakmark Equity & Income(2)	90,182,105	n/a
SEI Institutional Mid Cap Growth Fund (1)	10	26,107,207
Fidelity Low Priced Stock(2)	23,457,322	n/a
SEI Stable Asset Fund	47,067,420	44,696,731
PIMCO Total Return Fund	39,041,329	36,752,535

(1)	Fund did not meet 5% requirement as of December 31, 2011. Balance presented for comparative purposes only.
(2)	New funds in 2011.

H&R BLOCK RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2011 AND 2010, AND FOR THE YEAR ENDED DECEMBER 31, 2011

5.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Certain plan investments are shares of mutual funds managed by Fidelity. Fidelity is the record keeper and trustee as defined by the Plan and, therefore, these transactions qualify as exempt party-in-interest transactions. In addition, the H&R Block, Inc. common stock fund includes an investment in the common stock of H&R Block, Inc., and therefore, these transactions also qualify as exempt party-in-interest transactions.

6.	PLAN TERMINATION

Although the Company has not expressed any intent to do so, it has the right to discontinue or modify its contributions at any time and to terminate the Plan subject to the provisions set forth in the Plan and under ERISA.

7.	FEDERAL INCOME TAX STATUS

The Internal Revenue Service (“IRS”) has determined and informed the Company by a letter dated June 17, 2011, that the Plan and related trust are designed in accordance with the applicable regulations of the Internal Revenue Code (“IRC”). As a result, the Plan is qualified and the related trust continues to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2011, there are no uncertain tax positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan administrator is required to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS and the Department of Labor (DOL). The Plan is subject to routine audits by taxing jurisdictions for tax years for which the applicable statutes of limitations have not expired; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2007.

H&R BLOCK RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2011 AND 2010, AND FOR THE YEAR ENDED DECEMBER 31, 2011

8.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2011 and 2010:

	2011	2010
Net assets available for benefits per the financial statements	$465,348,806	$486,504,363
Adjustments from contract value to fair value for fully benefit-responsive stable value fund	(218,107)	(727,638)
Amounts allocated to withdrawing participants	(116,117)	(90,525)

Total investments (current value column) per Form 5500 schedule of assets (held at end of year)	$465,014,582	$485,686,200

For the year ended December 31, 2011, the following is a reconciliation of the change in net assets per the financial statements to net loss on the Form 5500:

Decrease in net assets per the financial statements	$(21,155,557)
Change in fair value for fully benefit responsive stable value fund	509,531
Change in amounts allocated to withdrawing participants	(25,592)

Net loss per Form 5500	$(20,671,618)

For the year ended December 31, 2011, the following is a reconciliation of distributions to participants per the financial statements to the Form 5500:

Total distributions to participants per the financial statements	$60,228,087
Add: Amounts allocated to withdrawing participants at December 31, 2011	116,117
Less: Amounts allocated to withdrawing participants at December 31, 2010	(90,525)

Total distributions to participants per the Form 5500	$60,253,679

*****

H&R Block Retirement Savings Plan

EIN: 43-1632589, Plan Number: 002

Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets (Held at End of Year)

December 31, 2011

(a) Identity of Issuer or Borrower, Lessor or Similar Party	(b) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, and Par or Maturity Value	(c) Shares/Units Held	(e) Current Value
* H&R Block, Inc. Common Stock Fund:
H&R Block, Inc.	Common Stock	587,319	$9,590,913
Cash	Cash	276,004	276,004

Total H&R Block, Inc. Common Stock Fund			9,866,917

Mutual funds:
American Funds Group	EuroPacific Growth Fund R5	773,445	27,140,195
American Funds Group	Growth Fund of America Class R5	720,196	20,655,224
Dodge & Cox Funds	Dodge & Cox Stock Fund	0	10
* Fidelity Freedom Funds	FidelityFreedom 2000 Fund	215,581	2,561,107
* Fidelity Freedom Funds	FidelityFreedom 2005 Fund	319,526	3,361,414
* Fidelity Freedom Funds	FidelityFreedom 2010 Fund	439,748	5,760,700
* Fidelity Freedom Funds	FidelityFreedom 2015 Fund	1,040,282	11,370,286
* Fidelity Freedom Funds	FidelityFreedom 2020 Fund	835,849	10,966,335
* Fidelity Freedom Funds	FidelityFreedom 2025 Fund	1,188,868	12,851,662
* Fidelity Freedom Funds	FidelityFreedom 2030 Fund	692,051	8,885,930
* Fidelity Freedom Funds	FidelityFreedom 2035 Fund	773,200	8,157,257
* Fidelity Freedom Funds	FidelityFreedom 2040 Fund	886,420	6,524,050
* Fidelity Freedom Funds	FidelityFreedom 2045 Fund	533,491	4,636,038
* Fidelity Freedom Funds	FidelityFreedom 2050 Fund	204,689	1,748,044
* Fidelity Freedom Funds	FidelityFreedom Income Fund	247,903	2,786,429
Fidelity Funds	Fidelity Low Priced Stock	656,516	23,457,322
Oakmark Funds	Oakmark Equity and Income Fund	3,333,904	90,182,105
PIMCO Funds	PIMCO Total Return Fund	3,591,659	39,041,329

H&R Block Retirement Savings Plan

EIN: 43-1632589, Plan Number: 002

Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets (Held at End of Year)

December 31, 2011

(a) Identity of Issuer or Borrower, Lessor or Similar Party	(b) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, and Par or Maturity Value	(c) Shares/Units Held	(e) Current Value
			(continued	)
SEI Investments	SEI Institutional Mid Cap Growth Fund	1	10
T. Rowe Price	T. Rowe Price Equity Income Fund	2,037,023	46,871,909
T. Rowe Price	T. Rowe Price Small Cap Stock Fund	507,101	15,740,423
Vanguard Group	Vanguard Institutional Index Fund	436,232	50,184,135
Vanguard Group	Vanguard Wellington Fund	1	34

Total Mutual Funds			392,881,948

Common Collective Trust Fund
SEI Investments	SEI Stable Asset Fund	47,285,527	47,067,420

Self-directed brokerage accounts	BrokerageLink		5,854,244

Plan participants (1)	Notes receivable from participants, Interest range:
	4.0% to 10.5% with varying maturity dates through July 2028		5,336,042

Total investments (2)			$461,006,571

Column (d) omitted as cost information is not required for participant-directed assets.

(1)	Indicates party-in-interest to the Plan.
(2)	Total investments per the Statement of Net Assets Available for Benefits excludes Notes receivables from participants.

(concluded)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

H&R Block Retirement Savings Plan

Date June 27, 2012

Jeffrey T. Brown

Chief Accounting and Risk Officer

H&R Block, Inc.